Filed by 1347 Capital Corp.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: 1347 Capital Corp.

Commission File No. 001-36541

The press release set forth below was filed by 1347 Capital Corp. (the “Company”) on March 23, 2016 as Exhibit 99.1 to a Current Report on Form 8-K in connection with the proposed business combination between the Company and Limbach Holdings LLC.

FOR IMMEDIATE RELEASE

1347 Capital Signs Definitive Agreement to Merge With Limbach Holdings LLC,

A National Provider of Mechanical Engineering, Installation and Maintenance Services

ITASCA, Ill. – March 23, 2016 -- 1347 Capital Corp. (NASDAQ: TFSCU, TFSC, TFSCW, TFSCR) (“1347 Capital” or the “Company”), today announced the signing of a definitive agreement with Limbach Holdings LLC (“Limbach”), in which 1347 Capital will merge with Limbach in a transaction valued at approximately $97 million.

Limbach Highlights

Founded in 1901, Limbach is the 12th largest mechanical systems solutions firm in the United States as determined by Engineering News Record. Limbach provides building infrastructure services, with an expertise in the design, installation and maintenance of HVAC and mechanical systems for diversified commercial and institutional facility owners, employing over 1,200 employees in 14 offices throughout the United States. The Company’s full life-cycle capabilities, from concept design and engineering through system commissioning and recurring 24/7 service and maintenance, position Limbach as a value-added and essential partner for building owners, construction managers, general contractors and energy service companies (ESCOs).

Through its comprehensive service offering, Limbach is able to partner with its customers to deliver optimized outcomes which reduce the costs of facility construction and ownership, accelerate construction and renovation timelines, and mitigate financial risk. Limbach’s 27 in-house engineers offer state-of-the-art mechanical system technologies and practices, enabling innovative techniques such as Building Information Modeling, Integrated Project Delivery and offsite prefabrication that align the interests of all facility stakeholders and optimize economic returns.

Limbach is led by CEO Charlie Bacon who, since joining the Company in 2004, has taken the Company to an industry-leading position in maintaining safe work environments, developing the next generation of talented industry leaders, and providing an increasingly broad portfolio of value-added mechanical services to the nation’s leading developers and facility owners. At present, Limbach maintains branch locations serving 24 major U.S. markets, including New England, Southern California, the Midwest, Mid-Atlantic, and Florida. This diversified footprint allows the Company to leverage key customer relationships and a deep institutional knowledge base across a broad geography, and through this portfolio approach, serves to mitigate regional economic volatility and building cycles.

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Niche Industry Verticals / Blue-Chip Customer Base

Limbach focuses on end-markets and project opportunities that require specialized engineering expertise and differentiated project delivery capabilities, including industry verticals such as healthcare (hospitals); transportation (rail and airports); education (K-12, higher education campuses and research centers); entertainment and hospitality (theme parks, arenas, convention centers and hotels); and general institutional markets (federal and local government offices and facilities). The Company’s blue-chip customer base includes leading construction managers and general contractors such as Barton Malow, DPR, Gilbane Building Company, Hensel Phelps, Skanska and Turner Construction; and property and facility owners such as Disney and Hospital Corporation of America (HCA).

Limbach reinforces its customer relationships across all markets with its rapidly growing maintenance and service capabilities which create a high-margin, annuity-like stream of recurring revenue with customers such as Amtrak, CBRE, Constellation Energy, Jones Lang LaSalle, Marriott and the University of Pennsylvania.

Financial Results

Limbach has capitalized on the strengthening non-residential construction market, generating 2015 revenues of $331 million, an increase of 12.2% over 2014. The Company’s backlog of committed projects has similarly grown, reaching $343 million at year-end 2015, an increase of 14% over the prior year. Improving market conditions are expected to support continued expansion in both the volume of new project opportunities in the market, and the gross margins available for companies like Limbach with a diversified service offering.

Limbach recorded preliminary earnings of approximately $13 million of Adjusted EBITDA in 2015 and anticipates continued growth in the current calendar year given the strong backlog and a robust pipeline of new opportunities, as well as the continued growth in high-margin service and maintenance opportunities which are not reflected in backlog.

Transaction Rationale

1347 Capital believes that Limbach, an industry leading construction and maintenance services platform, offers an attractive opportunity to participate in the growth of the non-residential construction market which is in the early stages of a cyclical uptrend. Following a post-recession bottom in 2011, non-residential construction put-in-place has climbed steadily and is forecasted to continue growing for at least the next several years, according to FMI’s 2016 U.S. Markets Construction Overview. Limbach is a compelling platform from which to benefit from this expansion given its long history of financial and operating success, broad and well-established industry relationships, and a sterling reputation that differentiates the Company and positions it as the contractor and maintenance service firm of choice for technically demanding mechanical systems applications.

1347 Capital expects Limbach’s extensive capabilities, leading market position, and strong customer relationships to reinforce its competitive position in the expanding market, and to increase market share, especially in the technically challenging, demanding projects which Limbach specifically targets. By providing Limbach with access to the capital markets, 1347 Capital anticipates that the Company will be able to accelerate its growth plans, both organically and through strategic acquisition of local and regional mechanical, electrical and fire protection contractors who address a compelling geographic and/or service line offering complementary to the Company’s current footprint and capabilities. Limbach believes that it would be an attractive acquirer for such firms given its industry reputation, committed investment in people and technology, and culture of safety and project deliverability.

Management Commentary

1347 Capital’s President and Chief Executive Officer, Mr. Gordon G. Pratt stated, “Limbach has a long and proud history of delivering value for its blue-chip customer base of general contractors and end-users. We believe that this merger will allow the Company to achieve greater scale and leverage its management, engineering, and financial infrastructure, which are very highly evolved for a company of its current size. Limbach stands out both for its engineering/design-build services and its vertically integrated fabrication and assembly capabilities, thus reducing costs, increasing reliability, and speeding construction when compared to standard build-on-site procedures. Limbach’s focus on complex, technically challenging projects in largely institutional end markets such as health care, education, transportation, and hospitality/entertainment, mitigates the cyclicality and price competition inherent in the commodity segments of the construction industry. The management team at Limbach, led by Charlie Bacon, has brought together all the critical elements needed to succeed: depth of industry expertise, long-standing relationships, and a focused, shared understanding of Limbach’s goals and how to achieve them. Operating as a public company is one such goal, and we are proud to be partners with Limbach as the Company makes this transition.”

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Mr. Bacon stated, “Becoming a public company is an important milestone in Limbach’s history, and we believe that the timing is right for the Company to leverage the opportunities we see in the marketplace by having access to the capital markets in support of our multi-faceted growth strategy. Non-residential construction markets have recovered from post-recession lows and our deep engineering capabilities are a key differentiator that we do not believe is easily replicated by our competition. Improved access to capital and a robust corporate infrastructure further differentiate Limbach, both in the pursuit of individual project opportunities, and as we explore acquisitions to expand our geographic footprint and to add complementary lines of business. We are pleased to take the next step in the evolution of Limbach, as the capital markets will provide our Company with a wider range of financing options to fund our future growth.”

Transaction Terms and Post-Closing Information

•	Limbach’s current equityholders will receive an aggregate of $60 million of consideration for their interests in Limbach, consisting of cash and stock. Under the terms of the transaction, Limbach’s current equityholders will receive $35 – $45 million in cash and $15 – $25 million in equity consideration, in the form of 1.5 – 2.5 million newly issued, registered shares of 1347 Capital representing approximately 19-43% ownership in the combined entity. The cash/stock mix will vary based on the number of 1347 Capital shareholders that exercise their redemption rights.

•	1347 Capital expects to raise approximately $40 million in debt financing in connection with the transaction.

•	1347 Capital will have approximately 7.9 million shares outstanding after the closing of the transaction, assuming none of 1347 Capital’s shareholders exercise their redemption rights in connection with the shareholder vote to approve the transaction.

•	The transaction is expected to close in June or July 2016 and is subject to the approval of 1347 Capital’s shareholders, a minimum of approximately $20 million remaining in trust after shareholder redemptions, and the satisfaction of other customary closing conditions.

•	Upon closing, 1347 Capital will change its name and ticker symbol to Limbach Holdings, Inc. and LMB, respectively.

•	EarlyBirdCapital, Inc. (EBC) is acting as financial advisor to 1347 Capital. Winston & Strawn LLP is acting as legal advisor to 1347 Capital, and Honigman Miller Schwartz and Cohn LLP is acting as legal advisor to Limbach.

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Management and Board Post-Closing

Following the completion of the transaction, the senior management of Limbach will continue to be led by current Chief Executive Officer Charlie Bacon. Mr. Bacon leads an experienced team that averages 14 years of experience at the company.

The Board of Directors of the combined company will initially consist of seven members, including Mr. Bacon, two Limbach representatives, two 1347 Capital representatives, and two independent members to be appointed upon closing.

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Growth Potential / Conclusion

Mr. Bacon concluded, “We believe that post-transaction, Limbach will be well positioned to increase its market share by pursuing several strategic growth paths. Unlike many other contractors in our space, we excel at selling the breadth of our building system capabilities through the efforts and abilities of our design and engineering group. In doing so, we are able to deliver tremendous value for our clients while also generating improved financial performance for Limbach. We see considerable upside from operating in the public markets in 2016 and beyond.”

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United Stated Private Securities Litigation Reform Act of 1995. Forward-looking statements are not historical facts, and involve risks and uncertainties that could cause actual results to differ materially from those expected and projected. Words such as “expects”, “believes”, “anticipates”, “intends”, “estimates”, “seeks” and variations and similar words and expressions are intended to identify such forward-looking statements. Such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of 1347 Capital, Limbach and the combined company after completion of the proposed business combination, are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual events, performance or results to differ materially from the events, performance and results discussed in the forward-looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement relating to the proposed business combination (the "Merger Agreement"), (2) the outcome of any legal proceedings that may be instituted against 1347 Capital, Limbach or others following announcement of the Merger Agreement and transactions contemplated therein; (3) the inability to complete the transactions contemplated by the Merger Agreement due to the failure to obtain approval of the stockholders of the 1347 Capital or other conditions to closing in the Merger Agreement, (4) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete the transactions contemplated by the Merger Agreement; (5) the risk that the proposed transaction disrupts current plans and operations as a result of the announcement and consummation of the transactions described herein; (6) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with suppliers and obtain adequate supply of products and retain its key employees; (7) costs related to the proposed business combination; (8) changes in applicable laws or regulations; (9) the possibility that Limbach may be adversely affected by other economic, business, and/or competitive factors; and (10) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the proposed business combination, including those under “Risk Factors” therein, and other filings with the United States Securities and Exchange Commission (“SEC”) by 1347 Capital. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and the Company and Limbach undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

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Additional Information about the Merger and Where to Find It

In connection with the proposed business combination, 1347 Capital intends to file with the SEC a preliminary proxy statement/prospectus (which will be included in a registration statement on Form S-4 (the “Registration Statement”)). When completed, 1347 Capital will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders in connection with its solicitation of proxies for the special meeting of stockholders to be held to approve the proposed business combination and related transactions. This press release does not contain all the information that should be considered concerning the proposed business combination. It is not intended to provide the basis for any investment decision or any other decision in respect to the proposed business combination. 1347 Capital stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, the amendments thereto, and definitive proxy statement/prospectus in connection with 1347 Capital’s solicitation of proxies for the special meeting to be held to approve the proposed business combination, as these materials will contain important information about Limbach, 1347 Capital and the proposed business combination. The definitive proxy statement/prospectus will be mailed to stockholders of 1347 Capital as of a record date to be established for voting on the merger and related transactions. Stockholders will also be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference in the proxy statement/prospectus, without charge, once available, at the SEC’s Internet site at http://www.sec.gov, or by directing a request to: 1347 Capital Corp., 150 Pierce Road, 6th Floor, Itasca, IL, attention: Hassan Baqar, 1-847-700-8064.

1347 Capital and its directors and executive officers and Limbach and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of 1347 Capital in connection with the proposed merger. Information regarding the special interests of these directors and executive officers in the merger will be included in the proxy statement/prospectus referred to above. Additional information regarding the directors and executive officers of 1347 Capital is also included in the Annual Report on Form 10-K for the year ended December 31, 2015, which is available free of charge at the SEC web site (www.sec.gov) and at the address described above and will also be contained in the Registration Statement (and will be included in the definitive proxy statement/prospectus for the proposed business combination) when available.

Disclaimer

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Contacts

For 1347 Capital Corp.

Hassan Baqar, 847-700-8064

Investor Relations:

The Equity Group Inc.

Jeremy Hellman, CFA

Senior Associate

(212) 836-9626 / jhellman@equityny.com

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